Filed by Kraft Foods Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Kraft Foods Inc.
Commission File Number: 001-16483

On November 15, 2007, Rick Searer, Vice President & President of Kraft North America, sent the following communication to employees of Kraft Foods Inc.

INTEROFFICE COMMUNICATION

November 15, 2007

To:	Employees at our Battle Creek, MI; Jonesboro, AR; Modesto, CA; Naperville, IL; and Niagara Falls, Ontario, manufacturing facilities

Today, Kraft announced that it has reached a definitive agreement to merge its Post cereals business into Ralcorp Holdings, Inc. Ralcorp is a leader in private-label and frozen-bakery products. Kraft and Ralcorp expect to complete the transaction in mid-2008.

In addition to the Post brands, the transaction includes four manufacturing facilities located in: Battle Creek, MI; Jonesboro, AR; Modesto, CA; and Niagara Falls, Ontario, and certain manufacturing equipment.  There also are about 95 marketing/corporate employees from the US and Canada that will transition to Ralcorp.  The Naperville, IL plant is not included in this transaction and will remain a Kraft plant. Upon closing of the transaction, Kraft will enter into a co-manufacturing agreement with Ralcorp.

We also are announcing that we intend to close the Cobourg, Ontario, plant in the fall of 2008. Production of Kraft products will transfer to some of our other facilities and external manufacturers.

I know this is an uncertain time for employees who are affected by today’s announcements. And this is an especially difficult time for those at our Cobourg plant. They’ve done a great job, as have all of you. We are grateful for the hard work and dedication of our talented employees who’ve helped build Post into a billion-dollar brand. Cereals is one of Ralcorp’s strongest businesses. And we wish you continued success as you join the Ralcorp family.

We are committed to moving this process along as rapidly as possible and to providing you with information that affects you as soon as possible. Going forward, I’ll be counting on each of you to continue working together, maintaining your high levels of overall performance as we prepare for this transition.  And, as we begin to work through the details, I know you will be sensitive to the situations of our co-workers in Cobourg.

Please feel free to talk to any member of your local management team if you have questions or concerns.  Thank you, in advance, for your patience and cooperation as we work though the details.

Sincerely,

Rick Searer
Executive Vice President & President
Kraft North America

Additional Information

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp will file a registration statement on Form S-4 with the SEC.  Such registration statement will include a proxy statement of Ralcorp that also constitutes a prospectus of Ralcorp, and will be sent to the shareholders of Ralcorp.  Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transaction.  The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp, upon written request to Ralcorp Holdings Inc., 800 Market Street, Suite 2900, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

Participants in the Proposed Transaction

This communication is not a solicitation of a proxy from any security holder of Ralcorp.  However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current report on Form 8-K filed with the SEC on November 7, 2007.  Information about the directors and executive officers of Ralcorp may be found in its 2006 Annual Report on Form 10-K filed with the SEC on December 13, 2006, definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on December 13, 2006 and current report on Form 8-K filed with the SEC on October 2, 2007.  These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.